Petroteq Announces New Subscription and Debt Conversion

Sherman Oaks, California - August 26, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, is pleased to announce that it has received an irrevocable subscription agreement and funds from an arm's length subscriber for gross proceeds of US$900,000 for 4,390,243 units of Petroteq (each, a "Unit") at a price of US$0.205 per Unit. Each Unit shall consist of one common share of the Company (a "Common Share") and one-half of one transferable share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder to acquire one Common Share at a price of US$0.27 per share for a period of 24 months. The net proceeds will be used by Petroteq on its extraction technology in Asphalt Ridge, Utah, and for working capital purposes.

The Company also announces its intention to complete a debt conversion transaction with Cantone Asset Management LLC (the "Creditor"), which, together with its affiliates, is one of Company's largest shareholders, pursuant to which the Company will issue an aggregate of 1,170,731 units (each, a "Debt Unit") of the Company at a deemed price of US$0.205 per share in satisfaction of US$240,000. Each Debt Unit shall consist of one Common Share and one-half of one transferable share purchase warrant (each whole warrant, a "Debt Warrant"), with each Debt Warrant entitling the holder to acquire one additional Common Share at price of US$[0.234] per share for a period of 24 months. The Company (with the Creditor's consent) determined to satisfy the indebtedness with common shares to preserve the Company's cash for use on [its extraction technology in Asphalt Ridge, Utah,] and for working capital.

The foregoing transactions are subject to approval of the directors of the Company and regulatory approval from the TSX Venture Exchange. The foregoing securities will be issued in reliance on exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable state securities laws, and will be issued as "restricted securities" (as defined in Rule 144 under the U.S. Securities Act). In addition, the securities issuable pursuant to the transactions noted herein will be subject to a Canadian four-month hold period.

The debt conversion transaction with the Creditor is considered a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101"). The transaction is exempt from the formal valuation approval requirements of MI 61-101 as none of the securities of the Company are listed on a prescribed stock exchange. The transaction is exempt from the minority shareholder approval requirements of MI 61-101 as at the time they were agreed to, neither the fair market value of either transaction, nor the fair market value of the consideration for either transaction, insofar as they involve interested parties, exceeded 25% of the Company's market capitalization, respectively.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, are intended to identify forward-looking information. All statements other than statements of historical fact (including those related to the closing of the debt conversion transaction noted herein) may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: receipt of necessary approvals for the transactions; the use of proceeds of the equity financing; closing conditions being satisfied or waived; and closing of the equity offering and debt conversion transactions noted herein. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: the risk that it will not be commercially viable to extract oil from the Company's identified reserves; that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipskiy

Interim Chief Executive Officer

Tel: (800) 979-1897